Filed Pursuant to Rule 424(b)(3)

Registration No. 333-145359

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Dated August 13, 2007)

THE TRIZETTO GROUP, INC.

$230,000,000

1.125% CONVERTIBLE SENIOR NOTES

DUE APRIL 15, 2012

AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

This prospectus supplement supplements information contained in that certain prospectus dated August 13, 2007 of The TriZetto Group, Inc. (the “Company”), relating to the offer and sale from time to time of up to $230,000,000 of the Company’s 1.125% Convertible Senior Notes due 2012, or the notes, and 10,467,622 shares of the Company’s outstanding common stock that are issuable upon conversion of the notes, which are held by certain securityholders named in the prospectus under the section entitled “Selling Securityholders”. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following table amends and supplements the information set forth in the prospectus under the section entitled “Selling Securityholders” with respect to the selling securityholders named below and the respective notes and shares of common stock beneficially owned by such selling securityholders that may be offered pursuant to the prospectus:

		Number of Shares of Common Stock
Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Beneficially Owned (1)	Offered Hereby (1)
CC Arbitrage, Ltd.	$ 3,000,000	136,542	136,542
Grace Convertible Arbitrage Fund, Ltd. (2)	$ 2,500,000	113,779	113,779
ICM Business Trust (3)	$ 2,820,000	128,342	128,342
Ionic Capital Master Fund Ltd. (3)	$18,680,000	850,153	850,153

(1)	Includes shares of common stock issuable upon conversion of the notes, assuming conversion of all the named selling securityholder’s notes at the initial conversion rate of 45.5114 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes – Conversion Rights – Adjustments to Conversion Rate” in the prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.

(2)	Grace Convertible Arbitrage Fund, Ltd. has indicated that Michael Brailov exercises voting or investment power over the notes and common stock issuable upon the conversion of the notes held by such selling securityholder.

(3)	Ionic Capital Partners LP (“ICP”) is the investment adviser of each of Ionic Capital Master Fund Ltd. (the “Master Fund”) and ICM Business Trust (the “Trust”) and consequently has voting and investment control over securities held by each of the Master Fund and the Trust. Ionic Capital Management LLC (“ICM”) controls ICP. Bart Baum, Adam Radosti and Daniel Stone collectively control ICM and therefore have ultimate voting and investment control over securities held by the Master Fund and the Trust. ICP, ICM and Messrs. Baum, Radosti and Stone each disclaim beneficial ownership of the securities held by each of the Master Fund and the Trust except to the extent of its pecuniary interest therein.

The date of this prospectus supplement is August 31, 2007.